UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF
     THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                               Commission File Number: 333-22601

                         TRUMP CAPITAL ACCUMULATION PLAN
             (Exact name of registrant as specified in its charter)

                                 1000 BOARDWALK
                         ATLANTIC CITY, NEW JERSEY 08401
                              TEL.: (609) 449-5573

                        (Address, including zip code, and
                           telephone number, including
                           area code, of registrant's
                               principal executive
                                    offices)

   COMMON STOCK OF TRUMP ENTERTAINMENT RESORTS, INC. RESERVED UNDER THE TRUMP CAPITAL ACCUMULATION PLAN AND AN INDETERMINATE AMOUNT OF INTERESTS IN THE TRUMP
             CAPITAL ACCUMULATION PLAN THAT WERE REGISTERED PURSUANT
             TO RULE 416 UNDER REGISTRATION STATEMENT NO. 333-22601
            (Title of each class of securities covered by this Form)

                                       N/A
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)   [_]                Rule 12h-3(b)(1)(i)   [X]
       Rule 12g-4(a)(1)(ii)  [_]                Rule 12h-3(b)(1)(ii)  [_]
       Rule 12g-4(a)(2)(i)   [_]                Rule 12h-3(b)(2)(i)   [_]
       Rule 12g-4(a)(2)(ii)  [_]                Rule 12h-3(b)(2)(ii)  [_]
                                                Rule 15d-6            [_]

Approximate number of holders of record as of the certification or notice date:
None. Effective as of August 9, 2004, the Registrant eliminated its Common Stock as an investment option under the 401(k) Plan covered by this Form and as of December 31, 2004 the plan had liquidated all shares of the Registrant's Common Stock. Accordingly, the plan has no obligation to continue to file reports under the Securities Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have caused this certification/notice to be signed on behalf of its behalf by the undersigned duly authorized person.

                                    TRUMP CAPITAL ACCUMULATION PLAN

Date: July 19, 2006                  By:  /s/   Craig D. Keyser
                                        ----------------------------------------
                                        Name:  Craig D. Keyser
                                        Title: Executive Vice President of Human
                                               Resources and Administration